United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities and Exchange Act of 1934
(Amendment No._1_)*

Advanta Corp
(Name of Issuer)

Class B, Common Stock, $ .01 par value
(Title of Class of Securities)

007942204
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd, Suite 200
Beachwood, OH 44122-5525   (216) 595-1047
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

9/20/01
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).












1    	Name of Reporting Person			Howard Amster

2	If a member of a group				a)  / /
								b) /X/

3	SEC Use only


4	Source of Funds					PF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	USA


Number of Shares		7	Sole Voting			368,444
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		441,102

				9	Sole Dispositive		368,444

				10	Shared Dispositive	441,1022

11	Aggregate Amount Beneficially owned			671,866


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) 3.87 %


14	Type of Reporting Person					IN





















1	Name of Reporting Person	Amster Trading Company


2	If a member of a group		a)  / /
						b) /X/


3	SEC Use only


4	Source of Funds			WC


5	Check if Disclosure of Legal Proceedings is Required


6	Citizen or Place of Organization	USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		334,249

				9	Sole Dispositive

				10	Shared Dispositive	334,249

11	Aggregate Amount Beneficially owned			216,777

12	Check if Aggregate Amount (11) Excludes Certain shares


13	Percent of Class Represented by amount in row (11) 1.25 %


14	Type of Reporting Person					CO




















1	Name of Reporting Person	Amster Trading Company
						Charitable Remainder Unitrusts

2	If a member of a group		a)  / /
						b) /X/


3	SEC Use only


4	Source of Funds			AF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		117,472

				9	Sole Dispositive

				10	Shared Dispositve		117,472

11	Aggregate Amount Beneficially owned			117,472


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class represented by amount in row (11) .68 %


14	Type of Reporting Person				OO



















1	Name of Reporting Person	Howard Amster & Tamra F. Gould
						Charitable Remainder Unitrust

2	If a member of a group		a)  	/ /
						b)	/X/

3	SEC Use only


4	Source of Funds			AF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		31,653

				9	 Sole Dispositive

				10	Shared Dispositive	31,653

11	Aggregate Amount Beneficially owned			31,653


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) .18 %


14	Type of Reporting Person				OO




















1	Name of Reporting Person	Howard M Amster Charitable
						Remainder Unitrust


2	If a member of a group		a)  / /
						b) /X/


3	SEC Use only


4	Source of Funds			AF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		18,300


				9	Sole Dispositive


				10	Shared Dispositive	18,300


11	Aggregate Amount Beneficially owned			18,300


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) .1 %


14	Type of Reporting Person				OO
















1	Name of Reporting Person	Howard Amster & Tamra F. Gould
						as Tenants in Common

2	If a member of a group		a)	/ /
						b)	/X/

3	SEC Use only

4	Source of Funds			PF

5	Check if disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting		30,800
Person With
				9	Sole Dispositive

				10	Shared Dispositive	30,800

11	Aggregate Amount Beneficially owned			30,800

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)  .18 %

14	Type of Reporting Person				IN



























1	Name of Reporting Person	Tamra F. Gould



2	If a member of a group		a)	 / /
						b)	/X/


3	SEC Use only


4	Source of Funds						PF


5	Check if disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of Shares		7	Sole Voting			41,689
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting 		93,042

				9	Sole Dispositive		41,689

				10	Shared Dispositive	93,042

11	Aggregate Amount Beneficially owned			57,089


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) .33%


14	Type of Reporting Person				IN


















1	Name of Reporting Person	Gould Trading Company

2	If a member of a group		a) 	/ /
						b) 	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization	USA

Number of shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		30,589

				9	Sole Dispositive

				10	Shared Dispositive	30,589

11	Aggregate Amount Beneficially owned			30,589

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) .18 %

14	Type of Reporting Person				CO




























1	Name of Reporting Person	Pleasant Lake Apts Corp


2	If a member of a group		a)  / /
						b)  /X/

3	SEC Use only


4	Source of Funds				WO


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		26,100

				9 	Sole Dispositive

				10	Shared Dispositive	26,100

11	Aggregate Amount Beneficially owned			26,100


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) .15 %


14	Type of Reporting Person				CO




















1	Name of Reporting Person	Pleasant Lake Apts
						Limited Partnership

2	If a member of a group		a)  / /
						b)  /X/

3	SEC Use only


4	Source of Funds						OO


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		26,100

				9	Sole Dispositive

				10	Shared Dispositive	26,100

11	Aggregate Amount Beneficially owned			26,100


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) .15 %


14	Type of Reporting Person				PN














1	Name of Reporting Person	Ramat Securities Ltd


2	If a member of a group		a)  / /
						b)  /X/

3	SEC Use only


4	Source of Funds					WC


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		45,145

				9	Sole Dispositive

				10	Shared Dispositive	45,145


11	Aggregate Amount Beneficially owned			45,145


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) .26 %


14	Type of Reporting Person				BD














There are no changes to the Schedule 13D, except as set forth in this first amendment.

Item 2 	Identity and Background

Howard Amster has been appointed sole successor trustee to the:

	Amster Trading Company Charitable Remainder Unitrusts
	Howard Amster and Tamra F. Gould Charirable Remainder Unitrust Howard M. Amster Charitable Remainder Unitrust

on April 30, 2001. Mr. Amster has voting and dispositive power over these trusts.

Howard Amster as sole successor trustee for these trusts,

d)	has not been convicted in any criminal proceedings
	(excluding traffic violations or similar misdemeanors if any) within the last five years.

e)	has not been a party to any civil proceedings
	of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.


Item 3.	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and retirement accounts purchased all Advanta Corp Class B shares with personal funds without borrowing. The total consideration for the purchases on this amendment is $141,650.89 bringing Howard Amster's total investment to $3,426,676.34.

Amster Trading Company purchased all Advanta Corp Class B shares with working capital without borrowing. The total consideration for the purchases on this amendment is $280,037.34 bringing Amster Trading Company's total investment to $2,291,192.19.

Amster Trading Company Charitable Remainder Unitrusts purchased all Advanta Corp Class B shares with trust assets without borrowing. The total consideration for the purchases on this amendment is $33949.10 bringing Amster Trading Company Charitable Remainder Unitrusts's total investment to $2,005,208.26.

Tamra F. Gould, in her personal and retirement accounts purchased all Advanta Corp Class B shares with personal funds without borrowing. The total consideration for the purchases on this amendment is $76,326.88 bringing Tamra F. Gould's total investment to $362,436.05.

Gould Trading Company purchased all Advanta Corp Class B shares with working capital without borrowing. The total consideration for the purchases on this amendment is $145,699.50 bringing
Gould Trading Company's total investment to $381,643.05.


Pleasant Lakes Apts Limited Partnership purchased all Advanta Corp class B shares with partnership funds without borrowing. The total consideration for purchases on this amendment is $ 50,827.32 bringing Pleasant Lakes Apts. Limited Partnership's total investment to $ 285,204.57.

Ramat Securities Ltd purchased all Advanta Corp Class B shares with working capital without borrowing. The total consideration for purchases on this amendment is $132,159 bringing Ramat Securities
Ltd.'s total investment to $286,168.37.

Item 4		Purpose of Transaction

Howard Amster, Amster Trading Company, Amster Trading Company Charitable Remainder Unitrusts, Howard Amster & Tamra F. Gould Charitable Remainder Unitrust, Howard M Amster Charitable Remainder Unitrust, Howard Amster and Tamra F. Gould as tenants in common, Tamra F. Gould, Gould Trading Company
Pleasant Lake Apts Limited Partnership and Ramat Securities Ltd., acquired their shares for purposes of investment.

On 7/27/01 the member group went under 5% and this amendment reflects that the group is back above 5%.

There are no present plans or proposals by any of the purchasers of record or the beneficial owners as reported in this amended Schedule 13D which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting person might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances.

Item 5.	Interest in Securities of the Issuer

(a)(b) The aggregate amount owned by the Reporting Persons is 926,969 shares or 5.3 % of the outstanding shares.

Howard Amster in his own name and individual retirement accounts owns 368,444 shares or 2.12 % of the outstanding shares.

Amster Trading Company owns 216,777 shares or 1.25 % of the outstanding shares.

Amster Trading Company Charitable Remainder Unitrusts owns
117,472 shares or 0.68 % of the outstanding shares.

Howard Amster & Tamra F. Gould Charitable Remainder Unitrust owns 31,653 or 0.18 % of the outstanding shares.

Howard M. Charitable Remainder Unitrust owns 18,300 or
0.1 % of the outstanding shares.

Howard Amster and Tamra F. Gould as tenant in common own
30,800 shares or .18 % of the outstanding shares.
Howard Amster disclaims ownership of 1/2 of these shares.
Tamra F. Gould disclaims ownership of 1/2 of these shares.

Tamra F. Gould in her own name and individual retirement accounts owns 41,689 shares or 0.2 % outstanding shares.

Gould Trading Company owns 30,589 or 0.18 % of the outstanding shares.

Pleasant Lake Apts Limited Partnership 26,100 shares or 0.15 % of the outstanding shares.

Ramat Securities Ltd owns 45,145 shares or
 .26 % of the outstanding shares.

 c)	Description of Transactions

All shares were purchased in the over the counter market as an open market transaction. ** Except where noted as a payment in kind income distribution from a remainder unitrust.

										Executing
Identity			Date	   Shares 		Price		Broker
Howard Amster/& his	07/20/01 Sold   10,000  16.25		Friedman Billings
individual retirement	07/20/01 Sold    2,000	16.25		Bear Stearns
accounts			09/20/01 Buy    15,100   8.5839	Bear Stearns
				09/21/01 Buy     1,400   8.35		Bear Stearns

Amster Trading 		11/22/00 Buy    32,300   4.8978	Bear Stearns
Company			12/13/00 Buy     1,671   6.375**    payment-in-kind
				09/21/01 Buy    13,100   8.4167	Friedman Billings

Amster Trading 		12/13/00 Sold    1,671	 6.375**	payment-in-kind
Company Charitable	09/21/01 Buy     4,000   8.4649	Bear Stearns
Remainder Unitrusts

Tamra F. Gould/ & her	08/14/01 Buy     6,600  11.5418	Bear Stearns
individual retirement
accounts

Gould Trading Company	07/27/01 Sold  (12,645) 13.10		Friedman Billings
				07/27/01 Sold  (10,355) 13.2015	Friedman Billings
				09/20/01 Buy    17,000   8.55		Friedman Billings

Pleasant Lake Apts 	09/21/01 Buy    4,100	 8.4649	Bear Stearns
Limited Partnership	09/21/01 Buy    1,900    8.4167	Friedman Billings

Ramat Securities Ltd	07/27/01 Sold (42,355)  13.10		Friedman Billings
				09/17/01 Buy    4,000	10.5175	Bear Stearns
				09/20/01 Buy   10,000	 8.5839	Bear Stearns
				09/21/01 Buy      500	 8.50		Bear Stearns

Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:	09/21/01

	/s/
Howard Amster

	/s/
Amster Trading Company
By:	 Howard Amster
Title: President

	/s/
Amster Trading Company
Charitable Remainder Unitrusts
By:	 Howard Amster
Title: Trustee

	/s/
Howard Amster & Tamra F. Gould
Charitable Remainder Unitrust
By:	 Howard Amster
Title: Trustee

	/s/
Howard M Amster Charitable
Remainder Unitrust
By:	 Howard Amster
Title: Trustee

	/s/		/s/
Howard Amster & Tamra F. Gould
As Tenants In Common

	/s/
Tamra F. Gould

	/s/
Gould Trading Company
By:	 Tamra F. Gould
Title: President

	/s/
Pleasant Lake Apts. Corp.
By:	 Howard Amster
Title: President

	/s/
Pleasant Lake Apts.
Limited Partnership
By:	 Howard Amster
Title: President

	/s/
Ramat Securities Ltd
By:	 David Zlatin
Title: Securities Principal